# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Curbline Properties Corp., CIK 0002027317
CUSIP: 23128Q101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 320 Park Avenue, New York City, New York (NY), 10022
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001462468
Persons authorized to receive notices and communications: Julie A. Mediamolle, Alston & Bird LLP, 950 F Street, N.W., Washington, District Of Columbia (DC), 20004, 202-239-3702

## Reporting persons
- Alexander Otto (CIK 0001462468): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: working capital (WC), personal funds (PF); sole voting power 7,411,219; sole dispositive power 7,411,219; aggregate amount beneficially owned 7,411,219 (6.4% of the class)
  Comment: The calculation of the percentage of the class beneficially owned by the reporting person is based on 115,038,025 shares of common stock outstanding as of July 22, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on July 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Curbline Properties Corp.
Address of issuer's principal executive offices: 320 Park Avenue, New York City, New York (NY), 10022
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed on October 8, 2024 (as amended, the "Schedule 13D") by Alexander Otto. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporing Person beneficially owns 7,411,219 shares of Common Stock, representing 6.4% of the Issuer's outstanding Common Stock (based on 115,038,025 shares of Common Stock outstanding as of July 22, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on July 29, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 7,411,219 shares of Common Stock.
Transactions in the class effected during the past sixty days:
Other than as set forth below, the Reporting Person has not effected any transactions in the Common Stock in the last sixty days.

Transaction Date Transaction Type Number of Shares Purchase Price

August 4, 2026 Open Market Sale 38,788 $30.17 (1)
August 5, 2026 Open Market Sale 134,269 $30.11 (2)
August 6, 2026 Open Market Sale 109,366 $29.79 (3)
August 7, 2026 Open Market Sale 20,475 $29.76 (4)
August 12, 2026 Open Market Sale 96,311 $30.06 (5)
August 13, 2026 Open Market Sale 135,612 $30.15 (6)

(1) Reflects the weighted average sale price. The range of prices for such transaction is between $30.05 and $30.28.
(2) Reflects the weighted average sale price. The range of prices for such transaction is between $30.06 and $30.25.
(3) Reflects the weighted average sale price. The range of prices for such transaction is between $29.75 and $30.46.
(4) Reflects the weighted average sale price. The range of prices for such transaction is between $29.75 and $29.81.
(5) Reflects the weighted average sale price. The range of prices for such transaction is between $30.00 and $30.13.
(6) Reflects the weighted average sale price. The range of prices for such transaction is between $30.00 and $30.42.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Alexander Otto: /s/ Frederic Arndts, By: Frederic Arndts, managing director of KG CURA Vermogensverwaltung G.m.b.H. & Co Vice President and Senior Counsel, Capital Research and Management (08/14/2026)